Exhibit 99.2

Management’s

Discussion and Analysis

MONTREAL, QUEBEC, AUGUST 9, 2007

Management’s Discussion and Analysis (MD&A) relates to the financial condition and results of Domtar’s operations. Throughout this MD&A, unless otherwise specified, “Domtar,” “the Company,” “we,” “us” and “our” refer to Domtar Inc., its subsidiaries, as well as its joint ventures. Except where otherwise indicated, all financial information reflected herein is unaudited and determined on the basis of Canadian generally accepted accounting principles (GAAP). This interim MD&A should be read in conjunction with Domtar’s unaudited interim consolidated financial statements and notes thereto as well as with Domtar’s most recent annual MD&A and audited consolidated financial statements and notes thereto1.

On March 7, 2007, the closing date of our transaction with Weyerhaeuser Company (the Transaction), we adopted fresh start reporting. In accordance with Section 1625 of the Canadian Institute of Chartered Accountants (CICA) Handbook, Comprehensive Revaluation of Assets and Liabilities ("CICA 1625"), prior period financial information has not been restated to reflect the impact of the fair value adjustments and, accordingly, certain amounts in prior periods are not directly comparable.

Domtar’s financial condition and results of operations for the second quarter of 2007 reflect the application of fresh start reporting. Domtar’s combined financial condition and results of operations for the six month period ended June 30, 2007 represents the combination of the financial condition and results of operations prior to the application of fresh start reporting, being the period from January 1, 2007 to March 6, 2007, and the financial condition and results of operations for the period from March 7, 2007 to June 30, 2007 which reflect the application of fresh start reporting. Domtar's financial condition and results of operations for the second quarter of 2006 and the six month period ended June 30, 2006 represents the financial condition and results of operations for the quarter as previously reported.

This MD&A uses non-GAAP information for the presentation of the combined financial results of the first quarter of 2007 and six month period ended June 30, 2007. Such combined financial results are for illustrative purposes only and are provided for the purpose of allowing a year-to-date over year-to-date comparison of financial condition and results of operations. This non-GAAP combined financial condition and results of operations will be referred to throughout this MD&A as “combined” information. As a result of the application of fresh start reporting that started on March 7, 2007, the financial condition and results of operations following that date are not directly comparable to those prepared for Domtar prior to that date. The financial condition and results of operations for the period ended March 6, 2007 and the financial condition and results of operations for the period from March 7, 2007 to June 30, 2007 should not be viewed as a continuum since they were prepared using different bases of accounting and different accounting policies and, therefore, are not comparable.

In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, the term “tonne” or the symbol “MT” refers to a metric ton and the term “MFBM” refers to million foot board measure. In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, and the term “dollars” and the symbols “$” and “CAN$” refer to Canadian dollars. The term “U.S. dollars” and the symbol “US$” refer to United States dollars and the term “U.S.” refers to the United States.

SECOND QUARTER 2007 OVERVIEW

For the second quarter of 2007, we reported operating income from continuing operations of $28 million, compared to operating income from continuing operations of $10 million in the second quarter of 2006. Results for the second quarter of 2007 benefited from higher average selling prices for paper and pulp, the realization of savings stemming from restructuring activities, resulting in part from the permanent and indefinite closures of some of our pulp and paper mills and sawmills, higher mark-to-market gains on financial instruments and lower charges on our softwood lumber exports. These factors were partially offset by lower shipments for paper and pulp, the negative impact of a stronger Canadian dollar, lower average selling prices for our wood products, and higher maintenance costs.

[1]	Our 2006 Annual Report can be found on our website at www.domtar.com.

In July 2007, Domtar Corporation announced that it will permanently close two paper machines, one at our Woodland paper mill and another at our Port Edwards paper mill, as well as our Gatineau paper mill and its converting centre in Ottawa, expected to be effective by the end of October 2007. In total, these closures will result in the permanent curtailment of approximately 284,000 tons of paper capacity per year and will affect approximately 430 employees.

In June 2007, we announced an agreement in principle to sell substantially all of our Wood business to the newly created Conifex Inc. for approximately $285 million including an estimated $50 million of working capital. The operations being sold consist of 10 sawmills in Quebec and Ontario having a production capacity of approximately 1.1 billion board feet and the associated 4.8 million cubic meters of annual harvesting rights, which represent most of our harvesting rights. Also included in the transaction is one remanufacturing facility in Val d’Or, Quebec and our interests in several joint ventures. The transaction is subject to government approvals for the forest license transfers, regulatory approvals and customary closing conditions. The sale is expected to close before the end of the year. At June 30, 2007, the assets and liabilities of our Wood business are accounted for as held and used in accordance with Section 3475 of the CICA Handbook, Disposal of Long-lived Assets and Discontinued Operations, due to uncertainty surrounding the closing of the transaction, mainly related to obtaining government approval and financing. We do not expect to recognize a gain or loss from the sale upon closing.

THE TRANSACTION

Domtar Inc. is an indirect wholly-owned subsidiary of Domtar Corporation since March 7, 2007. Domtar Corporation was organized under the laws of the State of Delaware on August 16, 2006, and was, until March 7, 2007, a wholly-owned subsidiary of Weyerhaeuser Company.

Domtar Corporation is a holding company organized for the sole purpose of holding Weyerhaeuser’s Fine Paper Business and consummating the combination of the Weyerhaeuser Fine Paper Business with Domtar. Domtar Corporation had no operations prior to March 7, 2007.

In conjunction with the Transaction and in accordance with CICA 1625, Domtar undertook a comprehensive revaluation (or “Push Down”) of its assets and liabilities as at March 7, 2007. In accordance with CICA 1625, prior period financial information has not been restated to reflect the impact of the fair value adjustments, and accordingly, certain amounts in the prior periods are not directly comparable.

COMPREHENSIVE REVALUATION

We applied fresh start reporting on March 7, 2007. As a result, all assets and liabilities are reported at fair values, except for future income taxes, which are reported in accordance with Section 3465 of the CICA Handbook, Income Taxes.

The fair values of the assets and liabilities have been based on Management’s best estimates at March 7, 2007. We are in the process of completing our valuation of certain assets and liabilities. Accordingly, the fair value of assets and liabilities could differ materially from the amounts presented in the consolidated financial statements. The principal significant elements for which the fair value could be modified include inventories, property, plant and equipment, intangible assets (including actual depreciation and amortization expense), goodwill and future income taxes.

Domtar Corporation has refined its preliminary purchase price allocation presented in our first quarter financial statement, to reflect the impact of the restructuring measures announced in July 2007 and the agreement in principle to sell substantially of our Wood business on the fair value of the assets acquired and the liabilities assumed. As a result, Domtar has revised its valuation of certain assets and liabilities as of the date of the application of push-down accounting. As such, inventory decreased by $8 million, property, plant and equipment increased by $95 million, trade and other payables increased by $22 million, other liabilities and deferred credits increased by $6 million and deferred income tax liability – non current increased by $15 million. This resulted in a $44 million decrease in goodwill.

DISCONTINUED OPERATIONS

Effective in the second quarter of 2006, as a result of the permanent closure of our Vancouver paper mill, the financial information pertaining to our Vancouver paper mill was no longer included in our Papers business but presented as a discontinued operation and as assets held for sale. Accordingly, the statement of consolidated earnings and consolidated cash flows for prior periods have been restated to reflect this presentation. Effective December 29, 2006, upon the sale of our 50% interest in Norampac, the financial information pertaining to Norampac is disclosed as a discontinued operation. Accordingly, the statement of consolidated earnings and consolidated cash flows for 2006 and prior periods have been restated to reflect this presentation. In accordance with GAAP, due to the fact that we continue to sell certain products formerly produced at our Cornwall and Ottawa paper mills, those operations remain in our continuing operations.

OUR BUSINESS

Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants and Wood. The description of these business segments as at December 31, 2006 can be found on pages 3 to 5 of our 2006 Annual Report1 and have not materially changed since December 31, 2006.

SUMMARY OF FINANCIAL RESULTS

FINANCIAL HIGHLIGHTS		Three months ended June 30		Six months ended June 30
		2007	2006	2007	2006
(In millions of Canadian dollars, unless otherwise noted)				(Combined)
Sales		892	998	1,862	2,037
Operating income (loss) from continuing operations		28	10	43	(7)
Loss from continuing operations		(5)	(22)	(20)	(50)
Net loss		(5)	(9)	(21)	(33)
Average exchange rates	CAN$	1.098	1.122	1.135	1.138
	US$	0.910	0.891	0.881	0.879

SECOND QUARTER 2007 VS SECOND QUARTER 2006 OVERVIEW

SALES OF $892 MILLION

Sales in the second quarter of 2007 amounted to $892 million, a decrease of $106 million or 11% from sales of $998 million in the second quarter of 2006. This decrease in sales was primarily attributable to lower shipments for paper and pulp, lower shipments for wood products, mostly resulting from the permanent or indefinite closures of sawmills, lower average selling prices for lumber, as well as the negative impact of a stronger quarter-over-quarter average value of the Canadian dollar. These factors were partially offset by higher average selling prices for paper and pulp.

COST OF SALES OF $754 MILLION

Cost of sales decreased by $122 million or 14% in the second quarter of 2007 compared to the second quarter of 2006. This decrease was mainly attributable to lower production and shipments for paper and wood products, lower restructuring costs, the positive impact of a stronger Canadian dollar on our U.S. dollar denominated expenses and the realization of savings stemming from restructuring activities, resulting in part from the permanent closures of our Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006 and the permanent or indefinite closures of sawmills. Other factors causing a decrease in cost of sales included lower costs for energy and lower charges on our softwood lumber exports (cessation of the countervailing and antidumping duties collected by the U.S. in October 2006, replaced by the application of an export charge). These factors were partially offset by higher costs for purchased fiber and chemical and higher maintenance costs in the second quarter of 2007.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES OF $57 MILLION

Selling, general and administrative (“SG&A”) expenses increased by $14 million or 33% in the second quarter of 2007 compared to the second quarter of 2006. SG&A for the second quarter of 2007 included mark-to-market gains on financial instruments of $11 million and transaction and integration costs of $5 million.

[1]	Our 2006 Annual Report can be found on our website at www.domtar.com

The SG&A for the second quarter of 2006 included a $7 million refund received as a result of the Ontario government’s retroactive reduction in Crown stumpage fees related to 2005 and 2006 and an unrealized mark-to-market loss of $1 million. Excluding these items, SG&A expenses increased by $14 million in the second quarter of 2007 compared to the second quarter of 2006, mainly due to higher overall costs.

OPERATING INCOME FROM CONTINUING OPERATIONS OF $28 MILLION

Operating income from continuing operations in the second quarter of 2007 amounted to $28 million, compared to operating income from continuing operations of $10 million for the second quarter of 2006. The $18 million improvement in operating income from continuing operations was principally attributable to the factors mentioned above.

NET LOSS OF $5 MILLION

Net loss amounted to $5 million in the second quarter of 2007 compared to a net loss of $9 million in the second quarter of 2006. The $4 million improvement in net loss was mainly attributable to the factors mentioned above, partially offset by a decrease in earnings from discontinued operations in the second quarter of 2007.

SIX MONTHS ENDED JUNE 30, 2007 VS

SIX MONTHS ENDED JUNE 30, 2006 OVERVIEW

SALES OF $1,862 MILLION

Combined sales for the first six months of 2007 amounted to $1,862 million, a decrease of $175 million or 9% from sales of $2,037 million in the first six months of 2006. This decrease in sales was primarily attributable to lower shipments for paper, mostly resulting from the permanent closures of our Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006, lower shipments for pulp, lower shipments for wood products, mostly resulting from the permanent or indefinite closures of sawmills, and lower average selling prices for lumber. These factors were partially offset by higher average selling prices for paper and pulp.

COST OF SALES OF $1,556 MILLION

Combined cost of sales decreased by $251 million or 14% in the first six months of 2007 compared to the first six months of 2006. This decrease was mainly attributable to lower production and shipments for paper and wood products, lower costs for freight and energy, the realization of savings stemming from restructuring activities, resulting mostly from the permanent closures of our Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006 and the permanent or indefinite closures of sawmills and lower charges on our softwood lumber exports (cessation of the countervailing and antidumping duties collected by the U.S. in October 2006, replaced by the application of an export charge). These factors contributing to lower costs of sales between comparable periods were partially offset by higher costs for purchased fiber and chemicals in the second quarter of 2007 and investment tax credits related to research and development expenditures received in the first quarter of 2006.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES OF $150 MILLION

Combined SG&A expenses increased by $54 million or 56% in the first six months of 2007 compared to the first six months of 2006. SG&A for the first six months of 2007 included transaction and integration costs of $39 million, mark-to-market gains on financial instruments of $17 million and an increase in an environmental provision of $10 million. The SG&A for the first six months of 2006 included income of $7 million for a legal settlement, a $7 million refund received in the second quarter of 2006 as a result of the Ontario government’s retroactive reduction in Crown stumpage fees related to 2005 and 2006 and an unrealized mark-to-market loss of $1 million. Excluding these items, SG&A expenses increased by $9 million in the first six months of 2007 compared to the first six months of 2006, mainly due to higher overall costs.

OPERATING INCOME FROM CONTINUING OPERATIONS OF $43 MILLION

Combined operating income from continuing operations in the first six months of 2007 amounted to $43 million, compared to an operating loss from continuing operations of $7 million in the first six months of 2006. The $50 million improvement in operating income from continuing operations was principally attributable to the factors mentioned above.

NET LOSS OF $21 MILLION

Combined net loss amounted to $21 million in the first six months of 2007 compared to a net loss of $33 million in the first six months of 2006. This $12 million improvement in net loss was mainly attributable to the factors mentioned above, and a decrease in financing expense, partially offset by an increase in income tax expense and a decrease in earnings from discontinued operations in 2007.

PAPERS

	Three months ended June 30		Six months ended June 30
SELECTED INFORMATION	2007	2006	2007	2006
(In millions of Canadian dollars, unless otherwise noted)			(Combined)
Sales
Total sales	633	693	1,331	1,405
Intersegment sales to Paper Merchants	(61)	(68)	(136)	(151)

	572	625	1,195	1,254
Operating income (loss) from continuing operations	49	17	108	(1)
Shipments
Paper (in thousands of ST)	508	572	1,042	1,205
Market pulp (in thousands of ADMT)	140	154	283	289

SALES AND OPERATING INCOME FROM CONTINUING OPERATIONS

Sales

Sales in our Papers business amounted to $572 million in the second quarter of 2007, a decrease of $53 million or 8% from sales of $625 million in the second quarter of 2006. This decrease in sales was mainly attributable to lower shipments for paper and pulp, as well as the negative impact of a stronger quarter-over-quarter value of the Canadian dollar. These factors were partially offset by higher average selling prices for paper and pulp. For the six-month period ended June 30, 2007, combined sales in our Papers business decreased by $59 million or 5% compared to the six month period ended June 30, 2006 for the same reasons as noted above.

Operating income

Operating income from continuing operations in our Papers business totaled $49 million in the second quarter of 2007 compared to operating income from continuing operations of $17 million in the second quarter of 2006. The $32 million improvement in operating income from continuing operations is largely the result of higher average selling prices for paper and pulp, lower restructuring costs, mark-to-market gains on financial instruments and the realization of savings stemming from restructuring activities, mostly due to the permanent closures of our Cornwall and Ottawa paper mills effective in the first quarter of 2006. These factors were partially offset by lower shipments for paper and pulp, the negative impact of a stronger quarter-over-quarter average value of the Canadian dollar, higher costs for purchased fiber and chemicals and higher costs for maintenance. For the six-month period ended June 30, 2007, combined operating income from continuing operations totaled $108 million in 2007 compared to an operating loss from continuing operations of $1 million for the six-month period ended June 30, 2006. The $109 million improvement in operating income from continuing operations was due to higher average selling prices for paper and pulp, the realization of savings stemming from restructuring activities, mostly related to the permanent closures of our Cornwall and Ottawa paper mills effective in the first quarter of 2006. These factors were partially offset by lower shipments for paper and pulp and higher costs for purchased fiber and chemicals in the second quarter of 2007, as well as income of $7 million from a legal settlement and a $7 million investment tax credit related to research and development expenses, both recorded in the first quarter of 2006.

PRICING ENVIRONMENT

In our Papers business, our average transaction prices, denominated in U.S. dollars, increased in the second quarter of 2007 compared to the second quarter of 2006. Within our Canadian operations, although the rise of the Canadian dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices, our average transaction prices denominated in Canadian dollars increased in the second quarter of 2007 compared to the second quarter of 2006, with the exception of offset grades.

Our average transaction prices, denominated in U.S. dollars, for our basket of copy and offset grades, increased on average by approximately 9% in the second quarter of 2007 compared to the second quarter of 2006. Within this basket, our average transaction prices for copy 20 lb sheets and offset 50 lb rolls, which represented approximately 36% of our paper sales in the second quarter of 2007, were higher on average by US$95/ton and US$1/ton, respectively, in the second quarter of 2007 compared to the second quarter of 2006. A US$60/ton price increase for cut-size announced in the first quarter of 2007 was implemented in the second quarter of 2007.

Our average transaction prices for Northern Bleached Softwood Kraft (NBSK) pulp increased by US$106/tonne and our average transaction prices for Northern Bleached Hardwood Kraft (NBHK) pulp increased by US$31/tonne in the second quarter of 2007 compared to the second quarter of 2006. A US$20/tonne price increase was implemented on softwood pulp in April 2007 and on our hardwood pulp in June 2007. A subsequent $20/tonne price increase has been announced for both softwood and hardwood effective in July and August 2007, respectively.

OPERATIONS

Shipments

Our paper shipments decreased by 64,000 tons in the second quarter of 2007 when compared to the second quarter of 2006. This decrease is mainly due to the lower demand, resulting in higher lack-of-order downtime in the second quarter of 2007, and the permanent closures of our Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006.

Our pulp trade shipments (the amount of pulp shipments in excess of our internal requirements) decreased by 14,000 tonnes in the second quarter of 2007 when compared to the second quarter of 2006.

Labor

A collective agreement expired in April 2004 for our Lebel-sur-Quévillon pulp mill (affecting approximately 350 employees). Negotiations have ceased and the mill has been closed for an indefinite period since November 2005.

Restructuring

In July 2007, Domtar Corporation announced that it will permanently close two paper machines, one at our Woodland paper mill and another at our Port Edwards paper mill, as well as our Gatineau paper mill and its converting centre in Ottawa, expected to be effective by the end of October 2007. In total, these closures will result in the permanent curtailment of approximately 284,000 tons of paper capacity per year and will affect approximately 430 employees.

In November 2005, we announced the permanent shut down of our Cornwall and Ottawa paper mills, which became effective at the end of the first quarter of 2006. As a result, the book value of these mills was reduced to their net recoverable value. We also announced our intention to seek a buyer for our Vancouver paper mill, which was permanently closed as at the end of the second quarter of 2006. Preceding the sale, our Vancouver paper mill was presented as assets held for sale. On May 9, 2007, Domtar concluded the sale of the Vancouver property for a total proceed of $23 million. In September 2006, we sold our facility and land in Cornwall, for proceeds of $4 million and a corresponding gain of $1 million ($1 million net of income taxes). These closures resulted in a reduction of our production capacity of 145,000 tonnes of pulp and 450,000 tons of paper per annum and impacted approximately 1,380 positions.

Other

In November 2005, we announced the indefinite shut down of our Lebel-sur-Quévillon pulp mill due to unfavorable economic conditions. Our Lebel-sur-Quévillon pulp mill is still indefinitely idled due to factors such as high wood fiber, energy and transportation costs, a strong Canadian dollar and uncompetitive labor costs.

PAPER MERCHANTS

	Three months ended June 30		Six months ended June 30
SELECTED INFORMATION	2007	2006	2007	2006
(In millions of Canadian dollars)			(Combined)
Sales	249	256	520	533

Operating income from continuing operations	3	3	9	7

SALES AND OPERATING INCOME FROM CONTINUING OPERATIONS

Sales

Our Paper Merchants business generated sales of $249 million in the second quarter of 2007, a decrease of $7 million or 3% in comparison to the second quarter of 2006. This decrease was mainly attributable to lower shipments and the negative impact of a stronger quarter-over-quarter average value of the Canadian dollar, partially offset by higher average selling prices. On a year-to-date basis, combined sales amounted to $520 million in 2007, reflecting a $13 million or 2% decrease compared to sales of $533 million in 2006. This decrease was attributable to the factors explained above.

Operating Income

Operating income from continuing operations amounted to $3 million in the second quarter of 2007, unchanged from the operating income of $3 million recorded in the second quarter of 2006. Combined operating income from continuing operations amounted to $9 million in the first half of 2007 compared to $7 million in the first half of 2006. This $2 million increase is largely due to the impact of a bad debt expense incurred in the first quarter of 2006, partially offset by lower shipments in 2007.

WOOD

	Three months ended June 30		Six months ended June 30
SELECTED INFORMATION	2007	2006	2007	2006
(In millions of Canadian dollars, unless otherwise noted)			(Combined)
Sales
Lumber sales	70	115	136	231
Wood chips and other sales	13	15	31	47

Sub-total	83	130	167	278
Intersegment sales	(12)	(13)	(20)	(28)

	71	117	147	250

Operating loss from continuing operations	(19)	(10)	(32)	(15)

Shipments (millions of FBM)	191	270	367	526

SALES AND OPERATING LOSS FROM CONTINUING OPERATIONS

Sales

Sales in our Wood business amounted to $71 million in the second quarter of 2007, a decrease of $46 million or 39% compared to sales of $117 million in the second quarter of 2006. This decrease was largely attributable to lower shipments, which is the result of the indefinite shut down of three sawmills (two in Abitibi, Quebec, and one in Ontario) at the end of 2006 and the permanent closure of our Grand Remous and Malartic sawmills in June of 2006, lower selling prices for our wood products and the negative impact of a stronger quarter-over-quarter average value of the Canadian dollar. On a year-to-date basis, combined sales in our Wood business amounted to $147 million in 2007 compared to $250 million in 2006. The $103 million decrease in sales was attributable to the same factors mentioned above.

Operating Loss

Operating loss from continuing operations in our Wood business totaled $19 million in the second quarter of 2007 compared to an operating loss from continuing operations of $10 million in the second quarter of 2006. The $9 million increase in operating loss from continuing operations was mainly attributable to lower average selling prices, a $7 million refund received in the second quarter of 2006 as a result of the Ontario government’s retroactive reduction in Crown stumpage fees related to 2005 and 2006, the negative impact of a stronger quarter-over-quarter average value of the Canadian dollar, and lower shipments for lumber and chips mostly resulting from permanent or indefinite closures of sawmills. These factors were partially offset by lower production and energy costs, mostly resulting from the permanent or indefinite closures of sawmills in 2006, lower charges on our softwood lumber exports (cessation of the countervailing and antidumping duties collected by the U.S. in October 2006, replaced by the application of an export charge) and the realization of savings stemming from restructuring activities. On a year-to-date basis, combined operating loss in our Wood business amounted to $32 million in 2007, an increase of $17 million over an operating loss from continuing operations of $15 million in 2006 for the same reasons as noted above.

PRICING ENVIRONMENT

Our average transaction price for Great Lakes 2x4 stud decreased by US$44/MFBM and our average transaction price for Great Lakes 2x4 random length decreased by US$62/MFBM in the second quarter of 2007 compared to the second quarter of 2006.

OPERATIONS

Shipments

Our lumber shipments decreased by 79 million board feet of lumber in the second quarter of 2007 compared to the second quarter of 2006 as a result of sawmills that are permanently and indefinitely closed as well as the slowdown in the U.S housing market.

Labor

In May 2007, a 5 year agreement was ratified with the union at our Val d’Or sawmill (affecting approximately 88 employees).

Negotiations for a new collective agreement for our Sullivan remanufacturing facility have ceased (affecting approximately 60 employees) and effective during the second quarter of 2007, the sawmill is a non-unionized facility.

A collective agreement expired in June 2006 for our Sainte-Marie sawmill. Negotiations for the renewal of this collective agreement are scheduled to begin in August 2007.

A collective agreement expired in August 2005 for our Nairn Center sawmill. Negotiations have been suspended as the mill is shutdown for an indefinite period of time.

Other

In June 2007, we announced an agreement in principle to sell substantially all of our Wood business to Conifex Inc. The operations being sold consist of the Ear Falls, Nairn Centre, Timmins and White River sawmills in Ontario and the Grand-Remous, Lebel-sur-Quévillon, Malartic, Matagami, Ste-Marie and Val d’Or sawmills in Quebec, as well as the Sullivan remanufacturing facility also in Val d’Or, Quebec. The sawmills have a production capacity of approximately 1.1 billion board feet and the associated 4.8 million cubic metres of annual harvesting rights, which represent most of our harvesting rights. Also included in the transaction are our interests in the joint ventures of Elk Lake Planing Mill Limited, Gogama Forests Products Inc., Nabakatuk Forest Products Inc., Olav Haavalsrud Timber Company Limited and Anthony-Domtar Inc. Our sawmills in Saskatchewan and some related forest licenses as well as our owned forestland and forest licenses related to our Espanola and Windsor pulp and paper mills, are not included in the transaction. We have also accepted, in principle, to invest an amount equal to the lesser of $35 million or a 19.9% participation in Conifex Inc., subject to the conclusion of definitive agreement to our satisfaction. We will also provide Conifex with transition services after the close, including information technology, human resources management and finance, for a period of 6 to 12 months following the consummation of the transaction.

In January 2007, due to the difficult market conditions that have prevailed in the wood sector in recent months, including the slowdown in the U.S. housing market and the new softwood lumber agreement, we announced the indefinite closure of our White River sawmill which became effective by the end of the second quarter of 2007. The closure impacted approximately 140 permanent positions and reduced our production capacity by 110 million board feet of lumber.

In November 2005, the decision to temporarily shut down our Lebel-sur-Quévillon pulp mill due to unfavorable economic conditions, caused us to indefinitely idle our adjacent sawmill. Additionally, in October 2006, we announced the indefinite closures of three other sawmills (two in Abitibi, Quebec, and one in Ontario). The closures, which occurred in October 2006, are primarily due to the pressure of higher timber costs and lower selling prices and demand for both lumber and wood chips. These closures impacted approximately 360 permanent positions and reduced production capacity by approximately 400 million board feet of lumber. As of June 30, 2007, with the exception of our Val d’Or sawmill, which restarted in June 2007, these sawmills are still indefinitely closed.

In November 2005, due to reduced softwood fiber allocations, which have increased fiber costs in Quebec, we announced the permanent closures of our Grand-Remous and Malartic sawmills, which became effective in the second quarter of 2006. As a result, the book value of these sawmills was reduced to their net recoverable value. These closures impacted approximately 200 permanent positions and reduced production capacity by approximately 160 million board feet of lumber.

Fiber supply

The Province of Quebec adopted legislation, effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and Cree First Nations. As a result, the amount of fiber we were permitted to harvest annually, under our licenses from the Quebec government, was reduced by approximately 500,000 cubic meters to approximately 2.0 million cubic meters, reflecting a 21% reduction. The Chief Forester of Quebec has proposed a further reduction of 70,000 cubic meters, or 3%, in the total softwood annual allowable cut of forests managed by Domtar. This would significantly affect the supply of fiber for our Northern Quebec softwood sawmills and market pulp operations. Also, the reduction in harvest volume has a corresponding increase in the unit cost of wood delivered to the sawmills. As a result of the closure in November 2005 of our pulp mill at Lebel-sur-Quévillon due to unfavorable economic conditions and no alternative markets for chips produced by our sawmills, as well as the reduced allowable wood harvesting volume, our Northern Quebec softwood sawmills, including Val d’Or, Matagami and Lebel-sur-Quévillon, were closed for an indefinite period of time. In June 2007, we restarted our Val d’Or sawmill.

FINANCING EXPENSES AND

INCOME TAXES

FINANCING EXPENSES

In the second quarter of 2007, financing expenses amounted to $24 million compared to $40 million in the second quarter of 2006. The $16 million decrease in financing expenses was largely due to lower borrowings, the positive impact of a stronger Canadian dollar on our U.S. dollar interest expense and to interest earned on our long-term advances to related parties. On a year-to-date basis, our financing expense amounted to $52 million in 2007 compared to $75 million in 2006. This $23 million decrease in financing expenses is largely due to the same reason explained above and lower utilization of our securitization program during the first quarter of 2007.

INCOME TAXES

In the second quarter of 2007, our income tax expense was $9 million compared to an income tax recovery of $8 million in the second quarter of 2006. On a year-to-date basis, our income tax expense amounted to $11 million in 2007 compared to a recovery of $32 million in 2006. During the second quarter of 2007, the Company presumed that the undistributed earnings of its U.S. subsidiaries will be distributed to its parent company. As such, the Company has recorded an amount of $4 million for U.S. withholding taxes payable on future distributions from the U.S. subsidiaries to the Canadian parent company. Our 2007 income tax expense and effective tax rate are impacted by the mix and level of earnings subject to different tax jurisdictions and the differences in tax rates applicable to our foreign subsidiaries. The change in the Canadian federal income tax rate became enacted in the second quarter of 2007, but did not have a significant impact on the income tax expense.

LIQUIDITY AND

CAPITAL RESOURCES

Our principal cash requirements are for working capital, capital expenditures, as well as principal and interest payments on our debt. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through new financings, subject to satisfactory market conditions and credit ratings.

OPERATING ACTIVITIES

Cash flows provided from operating activities of continuing operations totaled $39 million in the second quarter of 2007 compared to cash flows provided from operating activities of continuing operations of $46 million in the second quarter of 2006. This $7 million decrease in cash flows generated from continuing operations mainly reflects an increase in requirements for working capital, primarily due to inventory fluctuations. Our operating cash flow requirements are primarily for salaries and benefits, the purchase of wood fiber, energy and raw materials and other expenses such as property taxes. On a year-to-date basis, combined cash flows provided from operating activities of continuing operations totaled $125 million in 2007 compared to $25 million in 2006. This $100 million increase in cash flows generated from continuing operations mainly reflects a decrease in requirements for working capital and an increase in profitability.

INVESTING ACTIVITIES

Cash flows used for investing activities of continuing operations totaled $20 million in the second quarter of 2007 compared to cash flows used for investing activities of continuing operations of $26 million in the second quarter of 2006. The $6 million decrease in cash flows used for investing activities of continuing operations was mainly attributable to a decrease in long-term advances to related parties of $6 million. On a year-to-date basis, combined cash flows used for investing activities of continuing operations totaled $700 million in 2007 compared to cash flows used for investing activities of continuing operations of $46 million. The $654 million increase in cash flows used for investing activities of continuing operations was mainly attributable to an increase in long-term advances to related parties of $653 million. Capital expenditures required to maintain existing operations are approximately $90 million annually.

FINANCING ACTIVITIES

In the second quarter of 2007, cash flows used for financing activities of continuing operations amounted to $32 million compared to $18 million in the second quarter of 2006. This $14 million increase in cash flows used for financing activities of continuing operations is largely attributable to payments made under our old revolving credit facility during the second quarter of 2006, partially offset by a decrease in bank indebtedness of $29 million during the second quarter of 2007. On a year-to-date basis, combined cash flows used for financing activities of continuing operations totaled $28 million in 2007 compared to cash flows provided from financing activities of continuing operations of $41 million in 2006. This $69 million decrease in cash flows provided from financing activities of continuing operations is largely attributable to higher net borrowings under our revolving credit facility in 2006.

CAPITAL RESOURCES

Net indebtedness was $1,785 million as at June 30, 2007 compared to $1,304 million as at December 31, 2006. The $481 million increase in net indebtedness was largely due to a decrease in cash and cash equivalents resulting from long-term advances to related parties which as of June 30, 2007 amounted to $653 million, partially offset by lower borrowings under our revolving credit facility.

In connection with the Transaction, Domtar and Domtar Corporation entered into a new Credit Agreement, dated March 7, 2007, which consisted of a seven-year senior secured Term loan B facility of US$800 million and a five year US$750 million secured revolving credit facility. During the second quarter of 2007, the Term Loan B facility was reduced to $720 million mainly as a result of optional repayments by Domtar Corporation. This new facility replaced the prior facility of Domtar, which consisted of a US$600 million unsecured revolving credit facility. The revolving credit facility may be used for working capital needs and for general corporate purposes, and a portion will be available for letters of credit and swingline loans to Domtar and Domtar Corporation. Borrowings by Domtar under the revolving credit facility will be made available in U.S. dollars or Canadian dollars and be limited to US$150 million (or the Canadian equivalent thereof).

Amounts drawn under the revolving credit facility by Domtar in U.S. dollars bear annual interest at either a eurodollar rate plus a margin of 1.25% to 2.25%, or a U.S. base rate plus a margin of 0.25% to 1.25%. Amounts drawn under the revolving credit facility by Domtar in Canadian dollars bear annual interest at the Canadian prime rate plus a margin of 0.25% to 1.25%. Domtar may also issue bankers’ acceptances denominated in Canadian dollars which are discounted at bankers’ acceptance rates in Canada and are subject to an acceptance fee, payable on the date of acceptance, which is calculated at a rate per annum equal to 1.25% to 2.25%. The interest rate margins and the acceptance fee are subject to adjustments based on Domtar Corporation’s consolidated leverage ratio.

The Credit Agreement contains a number of covenants that, among other things, limit the ability of Domtar Corporation and the ability of its subsidiaries to make capital expenditures and place restrictions on other matters customarily restricted in senior secured credit facilities. For so long as the revolving credit commitments are outstanding, Domtar Corporation is required to comply with a consolidated EBITDA1 to interest coverage ratio of greater than 2.5 and a consolidated debt to EBITDA1 ratio of less than 4.75, decreasing to 4.50 on December 31, 2008. The Credit Agreement contains customary events of default, provided that non-compliance with the consolidated cash interest coverage ratio or consolidated leverage ratio will not constitute an event of default under the Term Loan B unless it has not been waived or amended by the revolving credit lenders within a period of 45 days after notice. The Term Loan B has restrictions on the amount of new debt that may be borrowed subject to certain exceptions and the Credit Agreement contains customary events of default.

Domtar Corporation and its subsidiaries serve as guarantors of the senior secured credit facilities for any obligations thereunder of Domtar, subject to agreed exceptions.

The obligations of Domtar in respect of the senior secured credit facilities are secured by all of the equity interests of Domtar Corporation’s subsidiaries, subject to certain exceptions, and the obligations of both Domtar and Domtar Corporation are secured by substantially all of Domtar Corporation’s and its direct and indirect U.S. subsidiaries’ tangible and intangible assets (other than the U.S. subsidiaries of Domtar). In addition, Domtar’s obligations are secured by the Canadian inventory of Domtar and its subsidiaries, other than its U.S. subsidiaries.

As at June 30, 2007, we had no letters of credit outstanding and no amounts drawn in the form of a bank overdraft under the revolving credit facility, resulting in US$150 million ($160 million) of availability for Domtar for future drawings under this facility. In addition, as at June 30, 2007, a separate letter of credit of $2 million was outstanding. Domtar Corporation had US$701 million of availability under this facility, after taking into account US$49 million ($52 million) of outstanding letters of credit. As at December 31, 2006, under the previous credit facility, there were no drawings under the credit facility, US$16 million ($18 million) of letters of credit outstanding and no amounts drawn in the form of bank overdraft and included in “Bank indebtedness.”

[1]	EBITDA as defined in the credit agreement.

The indentures related to the 10% and 10.85% debentures limit the amount of dividends that may be paid and the amount of shares that may be repurchased for cancellation. These indentures also require that no new long-term debt be incurred, unless total long-term debt is less than 50% of consolidated net tangible assets, but do not restrict the incurrence of new long term debt related to the purchase of property or the replacement of existing long-term debt or the issuance of short-term debt. All our borrowing agreements contain restrictions on the amount of secured borrowings we can incur with other lenders.

CREDIT RATINGS

Domtar is a co-borrower in respect to a revolving credit (for up to US$150 million, guaranteed by Domtar Corporation) under its parent Domtar Corporation’s US$1,550 million secured revolving credit and term loan facility as well as the obligor under six unsecured issues of notes and debentures. The ratings listed below represent a risk assessment of these obligations.

RATING AGENCY	SECURITY	RATING

Moody’s Investors Services	Secured Credit Facility of Domtar Corporation and Domtar	Ba1
	Unsecured debt obligations of Domtar	B2

Standard & Poor’s	Secured Credit Facility of Domtar Corporation and Domtar	BB+
	Unsecured debt obligations of Domtar	B+

Dominion Bond Rating Service	Secured Credit Facility of Domtar Corporation and Domtar	BBB (low)
	Unsecured debt obligations of Domtar	BB (low)
	Preferred shares of Domtar	Pfd-5 (high)

The ratings by Moody’s Investors Services (Moody’s) are the fifth and sixth best ratings in terms of quality within nine rating gradations, with the numerical modifier 1 indicating a ranking at the top end of a rating category and the numerical modifier 2 indicating a ranking in the middle of a rating category. According to Moody’s, a rating of Ba has speculative elements and a rating of B is considered speculative. The ratings by Standard & Poor’s (S&P) are the fifth and sixth best ratings in terms of quality within ten rating gradations, with the “plus” indicating a ranking at the higher end of this category. According to S&P, ratings of BB and B have significant speculative characteristics. The debt ratings by Dominion Bond Ratings (DBRS) are the fourth and fifth best ratings in terms of quality within ten rating gradations, with the “low” indicating a ranking in the lower end of a rating category. According to DBRS, a rating of BBB has adequate credit quality and a rating of BB is speculative and non-investment grade.

All the agencies have a “stable” outlook in respect to these ratings. Any reductions in our credit ratings would have a negative impact on our access to and cost of capital and financial flexibility. The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.

Common shares

Since March 7, 2007, the closing date of our Transaction, all of our issued and outstanding common shares are held indirectly by Domtar Corporation.

As at June 30, 2007, we had 231,709,007 common shares, 67,476 Series A Preferred Shares and 1,063,800 Series B Preferred Shares issued and outstanding.

Options granted under the Executive Stock Option Plan, whether vested or unvested, were exchanged on the same terms and conditions for an option to purchase a number of shares of common stock of Domtar Corporation equal to the number of Domtar common shares or of equivalent value determined using the Black-Scholes option-pricing model, depending if the exercise price was higher, equal or less than the market value at the time of the exchange.

The Employee Share Purchase Plans were terminated in February 2007.

OFF BALANCE SHEET ARRANGEMENTS

In the normal course of business, we finance certain of our activities off balance sheet through leases and securitizations. The description of these arrangements and their impact on our results of operations and financial position for the year ended December 31, 2006 can be found on pages 23 and 24 of our 2006 Annual Report1. Off balance sheet arrangements have not changed materially since December 31, 2006. As at June 30, 2007 and December 31, 2006, the value of securitized receivables amounted to $138 million (US$130 million) and $23 million (US$20 million), respectively.

RELATED PARTY TRANSACTIONS

In conjunction with the consummation of the Transaction, a Canadian subsidiary of Domtar advanced $589 million (including US$500 million) to a Canadian subsidiary of Domtar Corporation and a U.S. subsidiary of Domtar advanced $64 million (US$60 million) to a U.S. subsidiary of Domtar Corporation to pay down indebtedness incurred in the Transaction. The Canadian advance is for five years, bears interest at a variable rate based on the Canadian prime rate and is repayable at any time. The U.S. advance is for five years, bears interest at a variable rate based on the U.S. prime rate and is repayable at any time.

Domtar Corporation’s Canadian and U.S. subsidiaries have advanced certain funds to Domtar’s Canadian and U.S. subsidiaries in the normal course of business to finance its short-term liquidity needs. Ris Paper Company, Inc., an indirect wholly-owned subsidiary of Domtar, purchases paper from Domtar Corporation under the same commercial terms as any other merchant who purchases paper from Domtar Corporation.

Domtar Corporation exchanges fees with Domtar Inc. for management fees related to services rendered such as Finance, Legal, Human Resources, etc. The management fee is charged at cost or at cost plus, depending on the nature of the service rendered. The management fee for the period from March 7, 2007 to June 30, 2007 was not significant.

GUARANTEES

Domtar has provided certain guarantees with regards to its pension plans, its E.B. Eddy acquisition, its indemnifications related to the sale of its businesses and real estate, its debt agreements and its leases. The description of these guarantees and their impact on our results of operations and financial position for the year ended December 31, 2006 can be found on page 24 of our 2006 Annual Report1 and have not changed materially since December 31, 2006 except for the following:

E.B. EDDY ACQUISITION

On July 31, 1998, we acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of Domtar in specified circumstances, Domtar may have had to pay up to a maximum of $120 million, an amount which is gradually declining over a 25-year period. As at March 7, 2007, the closing date of our transaction, the maximum amount of the purchase price adjustment was $110 million. No provision was recorded for this potential purchase price adjustment.

On March 14, 2007, we received a letter from George Weston Limited (the previous owner of E.B. Eddy and a party to the purchase agreement) demanding payment of $110 million as a result of the consummation of the Transaction. On June 12, 2007, an action was commenced by George Weston Limited against Domtar Inc. in the Superior Court of Justice of the Province of Ontario, Canada, claiming that the consummation of the Transaction triggered the purchase price adjustment and seeking a purchase price adjustment of $110 million as well as additional compensatory damages. We do not believe that the consummation of the Transaction triggers an obligation to pay an increase in consideration under the purchase price adjustment and intend to defend ourselves vigorously against any claims with respect thereto. However, we may not be successful in our defense of such claims, and if we are ultimately required to pay an increase in consideration, such payment may have a material adverse effect on our liquidity, results of operations and financial condition.

[1]	Our 2006 Annual Report can be found on our website at www.domtar.com.

CONTRACTUAL OBLIGATIONS

AND COMMERCIAL COMMITMENTS

In the normal course of business, we enter into certain contractual obligations and commercial commitments, such as debentures and notes, operating leases, letters of credit and others. The summary of our obligations and commitments as at December 31, 2006 can be found on page 25 of our 2006 Annual Report1 and have not materially changed since December 31, 2006.

For the foreseeable future, we expect cash flows from operations and from various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

SELECTED QUARTERLY FINANCIAL INFORMATION

Selected quarterly financial information for the eight most recently completed quarters ending June 30, 2007 is disclosed below.

SELECTED QUARTERLY FINANCIAL INFORMATION		3rd	4th	2005 Year	1st	2nd	3rd	4th	2006 Year	1st	2007 2nd
(In millions of Canadian dollars, unless otherwise noted)										(Combined)
Sales		1,082	990	4,247	1,039	998	1,013	939	3,989	970	892

Operating income (loss) from continuing operations		(34)	(366)	(349)	(17)	10	66	178	237	15	28

Earnings (loss) from continuing operations		(44)	(271)	(310)	(28)	(22)	22	91	63	(15)	(5)

Net earnings (loss)		(52)	(348)	(388)	(24)	(9)	38	323	328	(16)	(5)

Average exchange rates	CAN$	1.202	1.173	1.211	1.155	1.122	1.121	1.139	1.134	1.172	1.098

	US$	0.832	0.852	0.826	0.866	0.891	0.892	0.878	0.882	0.854	0.910

The first quarter of 2006 reflected an improvement in all of our businesses over the fourth quarter of 2005. Our results from continuing operations benefited from higher average selling prices for the majority of our products and higher shipments for paper. Nonetheless, our results from continuing operations continued to be negatively affected by the strengthening of the Canadian dollar and high costs, especially for freight and energy. In light of this difficult context, we continued to carry out our announced closure and restructuring initiatives, with the definite closures of our Cornwall and Ottawa mills effective at the end of the first quarter of 2006. Results from continuing operations for the second quarter of 2006 continued to improve for the majority of our businesses when compared to the first quarter of 2006. Although our earnings from continuing operations were negatively impacted by lower shipments for pulp and paper, lower average selling prices for lumber and the continued strengthening of the Canadian dollar, we benefited from higher average selling prices for pulp and paper, and the realization of savings stemming from our restructuring initiatives. As of September 30, 2006, our Cornwall pulp and paper mill, Ottawa paper mill, Vancouver paper mill and Grand-Remous and Malartic sawmills were permanently shut down. Results from continuing operations for the third quarter of 2006 reflected an improvement in all of our businesses over the second quarter, except for Wood. Our results from continuing operations benefited from higher average selling prices for the majority of our products, except for lumber, higher shipments for pulp and higher investment tax credits related to research and development expenditures from prior years. In July 2006, we settled a sales contract dispute, resulting in a payment to us of $14 million. Overall lower costs, partially resulting from the realization of savings stemming from restructuring initiatives throughout our business segments further improved results in the third quarter of 2006. Results from continuing operations for the fourth quarter of 2006 reflected an improvement over the preceding quarter, due to the receipt of a $178 million refund plus interest of $22 million relating to lumber duties (net of

[1]	Our 2006 Annual Report can be found on our website at www.domtar.com.

special charge of $36 million), the gain on the sale of timberlands that amounted to $10 million ($6 million net of taxes), higher selling prices for pulp and paper and lower freight and energy costs. These were partially offset by lower shipments for all of our major products, lower average selling prices for lumber, higher costs for purchased wood fiber and chemicals, offset by the weakening of the Canadian dollar. The wood sector continued to face difficult industry conditions including higher timber costs and lower demand for both lumber and wood chips. In addition, in the fourth quarter of 2006, we sold our 50% interest in Norampac for a total cash consideration of $560 million, resulting in a gain of $237 million (net of applicable taxes) which is classified, as per GAAP, as discontinued operations.

The first quarter of 2007 included the impact of fresh start reporting (mostly related to amortization and pension costs that impacted periods after March 7, 2007) and costs of $34 million incurred relating to the Transaction, while the fourth quarter of 2006 included the refund of softwood lumber duties of $164 million, costs of $25 million incurred relating to the Transaction, a gain of $10 million realized on the sale of a parcel of timberlands and a charge of $5 million related to write downs of investments in our Wood business. When excluding these items, our combined results for our Paper and Paper Merchants businesses slightly improved in the first quarter of 2007 compared to the results of our fourth quarter of 2006 while the combined results of our Wood business deteriorated mostly due to the continuing difficult conditions prevailing in the wood sector. Our combined results from continuing operations in the first quarter of 2007 benefited from higher shipments of paper and wood products and slightly higher average selling prices for some of our products. These factors were offset by an increase in our environmental provision of $10 million as well as higher overall costs for freight, chemicals, energy and purchased fiber. Results for the second quarter of 2007 reflected a deterioration in all of our businesses over the first quarter of 2007. The factors contributing to the deterioration of operating income from continuing operations include the negative impact of a stronger Canadian dollar, lower shipments for pulp and paper, lower average selling prices for our wood products and higher maintenance costs. These factors were partially offset by lower manufacturing costs, higher average selling prices for paper and higher mark-to-market gains on financial instruments. During the second quarter of 2007, we announced an agreement in principle to sell substantially all of our Wood business, with the exception of our sawmills in Saskatchewan and some related forest licenses as well as our owned forestland and forest licenses related to our Espanola and Windsor pulp and paper mills. The sale is expected to close before the end of the year, pending governmental approval for the forest license transfers, regulatory approvals and customary closing conditions. In addition, in July 2007 Domtar Corporation announced that it will permanently close two paper machines as well as its Gatineau paper mill and its converting centre in Ottawa, expected to be effective by the end of October 2007.

ACCOUNTING CHANGE

ACCOUNTING CHANGES

In July, 2006, the Accounting Standards Board (“AcSB”) issued a replacement of Handbook Section 1506 “ Accounting Changes.” The new standard, effective January 1, 2007, allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information and requires changes in accounting policy to be applied retrospectively unless doing so is impracticable. The initial adoption of this section had no significant impact on the consolidated financial statements under Canadian GAAP.

FINANCIAL INSTRUMENTS

In April 2005, the CICA issued three new Handbook Sections in relation with financial instruments: Section 3855 “Financial Instruments – Recognition and Measurement,” Section 3865 “Hedges” and Section 1530 “Comprehensive Income.” The Corporation adopted the provisions of these sections on January 1, 2007.

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT

Section 3855 expands on Handbook Section 3860 “Financial Instruments – Disclosure and Presentation,” by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. Under this new statement:

•

All financial assets and liabilities are carried at fair value in the consolidated balance sheet, except loans and receivables, investments held-to-maturity and non-trading financial liabilities, which are carried at amortized cost. Realized and unrealized gains and losses on trading financial assets and liabilities are recognized immediately in the consolidated statement of income while unrealized gains and losses on financial assets that are available for sale are recognized in other comprehensive income until their realization, after which these amounts are recognized in the consolidated statement of income.

•

All derivatives financial instruments are carried at fair value in the consolidated balance sheet, including those derivatives that are embedded in other contracts but are not closely related to the host contract.

HEDGES

Section 3865 provides alternative accounting treatments to those found in Section 3855 for entities who choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on AcG-13 “Hedging Relationships,” and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Under this new statement:

•

In a fair value hedge, hedging activities are carried at fair value, with changes in fair value recognized in the consolidated statement of income. The changes in the fair value of the hedged item attributable to the hedged risk is also recorded in consolidated income by way of a corresponding adjustment of the carrying amount of the hedged items recognized in the consolidated balance sheet.

•

In a cash flow hedge, the changes in fair value of derivative financial instruments is recorded in other comprehensive income. These amounts are reclassified in the consolidated statement of income in the periods in which results are affected by the cash flows of the hedged item.

•	Hedges of net investments in self-sustaining foreign operations are treated in a manner similar to cash flow hedges.

•	Any hedge ineffectiveness is recorded in the consolidated statement of income.

COMPREHENSIVE INCOME

Section 1530 introduced a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements.

On January 1, 2007, the initial adoption of this standard resulted in a decrease in other assets of $26 million, an increase in future income tax assets of $2 million, a decrease in other long-term liabilities and deferred credits of $5 million, a decrease in long-term debt of $14 million and an accumulated other comprehensive loss of $5 million.

UNCERTAINTY IN INCOME TAXES

In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (FIN 48).” This interpretation, which the Company adopted on January 1, 2007, clarifies the accounting for uncertain tax positions recognized in a company’s financial statements in accordance with Statement 109. FIN 48 prescribes a more likely than not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification of a liability for unrecognized tax benefits, accounting for interest and penalties, accounting in interim periods, and expanded income tax disclosures. Domtar adopted this Interpretation in conjunction with the fresh start reporting and the adoption of the accounting policies of Domtar Corporation (other than LIFO). Domtar considers FIN 48 is an appropriate source of Canadian GAAP under Section 1100, “Generally Accepted Accounting Principles.” The adoption of FIN 48 was not reflected as a change in accounting policy with retrospective adjustment of retained earnings nor were comparative amounts for prior periods restated given the fresh start reporting on March 7, 2007. The initial adoption of this Interpretation had no significant impact on the consolidated financial statements.

IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

INVENTORIES

In March 2007, the Accounting Standards Board (“AcSB”) approved Handbook Section 3031 “Inventories.” The standard provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The standard also permits the reversal of previous write-downs when there is a subsequent increase in value of the inventories. Finally, the standard provides guidance on the cost formulas that are used to assign costs to inventories and requires the consistent use of inventory policies by type of inventory with similar nature and use. The standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, with earlier adoption encouraged. An entity may either apply this standard to the opening inventory for the period and adjust opening retained earnings by the difference in the measurement of opening inventory and prior periods are not restated; or an entity may apply this standard retrospectively and restate prior periods in accordance with Handbook Section 1506 “Accounting Changes.” We do not expect the adoption of this standard to have a material impact on our consolidated financial position or results of operations.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect our results of operations and financial position. On an ongoing basis, management reviews its estimates, including those related to environmental matters and other asset retirement obligations, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, income taxes and closure and restructuring costs based upon currently available information. Actual results could differ from those estimates.

These critical accounting policies reflect matters that contain a significant level of management estimates about future events, reflect the most complex and subjective judgments, and are subject to a fair degree of measurement uncertainty.

The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on our results of operations and financial position for the year ended December 31, 2006, as well as the effect of changes to these estimates can be found on pages 30 to 35 of our 2006 Annual Report1 and have not materially changed since December 31, 2006, except for the following.

FAIR VALUE ADJUSTMENTS AND FRESH START REPORTING

We applied fresh start reporting on March 7, 2007. As a result, all our assets and liabilities have been reported at fair values, except for future income taxes, which are reported in accordance with the requirements of CICA Handbook Section 3465, Income Taxes.

The fair values of our assets and liabilities have been based on Management’s best estimates at March 7, 2007. We are in the process of completing the valuation of certain assets and liabilities. Accordingly, the fair value of assets and liabilities could differ materially from the amounts presented in the consolidated financial statements. The principal significant elements for which the fair value could be modified include inventories, property, plant and equipment, intangible assets (including actual depreciation and amortization expense), goodwill and future income taxes.

As a result of the application of fresh start reporting, our financial statements beginning with the financial statements for the first quarter of 2007 are not comparable to our earlier financial statements.

RISKS AND UNCERTAINTIES

In the normal course of business, we face risks and uncertainties that in the event of their occurrence could materially adversely affect our business and financial condition. The description of these risk factors for the year ended December 31, 2006 can be found on pages 36 to 41 of our 2006 Annual Report1. No changes occurred during the second quarter of 2007 that had a material effect on the risks and uncertainties that were provided in our Quarterly report for the first quarter of 2007.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In the normal course of business, we are exposed to certain financial risks, including interest rate risk, credit risk, foreign currency risk and price risk. We do not use derivative instruments for speculative purposes. More information on financial instruments is presented on pages 41 and 42 and in Note 18 of our 2006 Annual Report1. Financial risks have not changed materially since December 31, 2006.

OUTLOOK

Going into the second half of the year, fine paper volumes are expected to remain under pressure compared to last year while price realizations should improve compared to the second quarter as a result of the carry over from the price increases for copy paper and for pulp implemented late in the quarter. In light of the decline in North American demand for fine papers and the resulting excess capacity, notably in commercial printing paper grades, Domtar will continue to monitor its production and inventories to meet customer demand.

CONTROLS AND PROCEDURES

In the second quarter ended June 30, 2007, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

[1]	Our 2006 Annual Report can be found on our website at www.domtar.com

FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “aim,” “target,” “plan,” “continue,” “estimate,” “project,” “may,” “will,” “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from historical results or those anticipated. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur, or if any occurs, what effect they will have on Domtar’s results of operations or financial condition. These factors include, but are not limited to:

•	the effect of general economic conditions, particularly in Canada and the U.S.;

•	market demand for Domtar’s products, which may be tied to the relative strength of various Canadian and/or U.S. business segments;

•	energy prices;

•	raw material prices;

•	chemical prices;

•	performance of Domtar’s manufacturing operations including unexpected maintenance requirements;

•	the successful integration of the Weyerhaeuser Fine Paper Business with Domtar and the execution of internal performance plans;

•	the level of competition from domestic and foreign producers;

•	the ability to realize anticipated cost savings;

•	the ability to implement cost reduction initiatives;

•	the effect of forestry, land use, environmental and other governmental regulations, and changes in accounting regulations;

•	the effect of weather and the risk of loss from fires, floods, windstorms, hurricanes and other natural disasters;

•	transportation costs;

•	the loss of current customers or the inability to obtain new customers;

•	legal proceedings;

•	changes in asset valuations, including write downs of property, plant and equipment, inventory, accounts receivable or other assets for impairment or other reasons;

•	changes in currency exchange rates, particularly the relative value of the Canadian dollar to the U.S. dollar;

•	the effect of timing of retirements and changes in the market price of Domtar’s common stock on charges for stock-based compensation;

•	performance of pension fund investments and related derivatives; and

•	the other factors described under “Risks and uncertainties” in the Company’s 2006 Annual Report[1].

You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this MD&A. Unless specifically required by law, Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances.

[1]	Our 2006 Annual Report can be found on our website at www.domtar.com.